OFFICE OF THE NEW MEXICO

SECRETARY OF STATE

Certificate of Organization

OF

Spring Rock Holdings LLC

6076157

New Mexico

The Office of the Secretary of State certifies that the Articles of Organization, duly signed and verified pursuant to the provisions of the

Limited Liability Company Act   **53-19-1 to 53-19-74 NMSA 1978**

have been received and are found to conform to law. Accordingly, by virtue of the authority vested in it by law, the Office of the Secretary of State issues this Certificate of Organization and attaches hereto a duplicate of the Articles of Organization.

Dated: **January 14, 2020**

In testimony whereof, the Office of the Secretary of State has caused this certificate to be signed on this day in the City of Santa Fe, and the seal of said office to be affixed hereto.



Maggie Toulouse Oliver
Maggie Toulouse Oliver
Secretary of State